Subject to completion, dated June 4, 2007

This pricing supplement, which is not complete, relates to an automatically effective registration statement under the Securities Act of 1933, as amended. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell Notes in any jurisdiction where an offer would not be permitted.

PRICING SUPPLEMENT dated June , 2007	Rule 424(b)(3)
(To Prospectus Supplement dated March 7, 2006 and Prospectus dated March 7, 2006)	Registration No. 333-132201

Toyota Motor Credit Corporation

Medium-Term Notes, Series B

Principal-Protected Callable Leveraged CMS Spread Notes Due 2022

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:
Issuer: Toyota Motor Credit Corporation (“TMCC”)
Rating of the Issuer’s Senior Debt: Aaa (Stable Outlook)/AAA (Stable Outlook) (Moody’s/S&P)

Principal Amount (in Specified Currency): $
Issue Price: See “Plan of Distribution”
Pricing Date: June   , 2007
Original Issue Date: June   , 2007
Stated Maturity Date: June   , 2022

Interest Rate:

Unless we previously call the Notes, from and including June    , 2007 to but excluding June    , 2009, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the Pricing Date), and from and including June    , 2009 to but excluding the maturity date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to 50 times an amount equal to the constant maturity swap rate with an index maturity of 30 years minus the constant maturity swap rate with an index maturity of 10 years. During this later period (which begins on June    , 2009), the interest rate on the Notes may equal but will not be less than zero.

Interest Payment Dates:	Quarterly, on each of March, June, September and December commencing on September , 2007

Return Amount: At Maturity, TMCC will repay 100% of the Principal Amount plus any accrued and unpaid interest

Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: See “Use of Proceeds and Hedging”
Calculation Agent: Citibank, N.A.

Day Count Convention: 30/360, unadjusted
Business Day Convention: Following (no adjustment for interest period end dates)

Redemption: TMCC has the right to redeem—or “call”—the Notes in whole but not in part for payment on the Redemption Dates and subject to timely delivery of the Notice of Redemption.

Redemption Dates: each Interest Payment Date, beginning on June   , 2008
Notice of Redemption: Not less than 10 calendar days

Original Issue Discount:
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 Principal Amount
Form of Note: Book-entry only
Distribution Agent: Citigroup Global Markets Inc.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Callable Leveraged CMS Spread Notes due 2022. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The Principal-Protected Callable Leveraged CMS Spread Notes due 2022 are callable securities issued by TMCC that have a maturity of approximately fifteen years. If the Notes are not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. Unless we previously call the Notes, from and including June  , 2007 to but excluding June   , 2009, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the pricing date), and from and including June   , 2009 to but excluding the maturity date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to the greater of (i) 50 times an amount equal to the constant maturity swap rate (the “CMS Rate”) with an Index Maturity of 30 years (“CMS30”) minus the CMS Rate with an Index Maturity of 10 years (“CMS10”) and (ii) 0%. During this later period (which begins on June   , 2009), the interest rate on the Notes may equal but will not be less than zero.

If not previously called by us, the Notes mature on June   , 2022. We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning approximately one year after the date of issuance. Following an exercise of our call right, you will receive on the related Redemption Date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes will be unsecured general obligations of TMCC. The Notes will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments since the interest rates applicable to quarterly interest periods beginning on or after June   , 2009 are variable and may be zero. During these interest periods, the interest rate is based on the difference between a long-term constant maturity swap rate and a medium-term constant maturity swap rate (as more fully described below). Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by CMS30, to exceed medium-term interest rates, as represented by CMS10, throughout the term of the Notes.

You may transfer the Notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry

System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

Any interest payable on the Notes will be paid in cash quarterly on each March   , June   , September    and December   , commencing September   , 2007 and ending on the maturity date or any earlier date upon which the Notes are redeemed. We refer to each of these quarterly payment dates as an “interest payment date” and each three-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed as an “interest period.” For interest periods beginning on or after June   , 2009, the interest rate will be reset on the second business day prior to the beginning of the applicable interest period, which business day we refer to as an “interest determination date.” During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Unless we call the Notes, from and including June   , 2007 to but excluding June   , 2009, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the pricing date). Unless we call the Notes, from and including June   , 2009 to but excluding the maturity date, the per annum interest rate for each interest period will equal the greater of (i) 50 times an amount equal to CMS30 minus CMS10, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference we refer to as the CMS Spread, and (ii) 0%.

If CMS30 is less than or equal to CMS10 on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning June   , 2009. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to CMS30, CMS10, the CMS Spread or another index. You should understand how the interest rate calculations work before you invest in the Notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if TMCC Calls the Notes?

We may call the Notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on June   , 2008 upon not less than ten calendar days’ notice to holders of the Notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your Notes only if you hold the Notes at call or maturity. If you choose to sell your Notes before the Notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the Notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Has the CMS Spread Been Historically?

We have provided a table showing the historical values of the CMS Spread since 1997. You can find this table in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the relevant Constant Maturity Swap Rates in recent years. However, past performance is not indicative of how each of CMS30 and CMS10 will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical CMS Spread Is Not an Indication of the Future CMS Spread” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The Notes will be treated by TMCC as contingent payment debt obligations of TMCC, and by accepting a note each holder agrees to this treatment of the Notes. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. Holder of the Notes will be required to accrue interest income on the Notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a note, including an early redemption or redemption of the note at maturity, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes will not be listed on any exchange.

What Is the Role of Citibank, N.A.?

Citibank, N.A. will act as calculation agent for the Notes.

Are There Any Risks Associated With My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of the relative values of CMS30 and CMS10, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because CMS30 and CMS10 are floating rates, the CMS Spread will fluctuate. Beginning on June   , 2009, the amount of interest payable on the Notes will vary and may be zero. Beginning on June   , 2009, if the CMS Spread is less than or equal to zero (i.e., if CMS30 is less than or equal to CMS10) on the second business day prior to the beginning of a quarterly interest period, you will not earn any interest during that interest period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire interest period immediately following such date even if the CMS Spread increases during that interest period.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the Notes for payment on any interest payment date beginning on June   , 2008. In the event that we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the Notes.

The Relative Values of CMS30 and CMS10 Will Affect Our Decision to Call the Notes

It is more likely we will call the Notes prior to their maturity date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If we call the Notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

Unless previously called by us, from and including June   , 2009 to but excluding the maturity date, the Notes will bear interest at a per annum rate equal to the greater of (i) 50 times an amount equal to CMS30 minus CMS10 and (ii) 0%. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.   We expect that the market value of the Notes at any time will depend on whether and to what degree CMS30 is greater than CMS10. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.   Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.   Our ability to call the Notes prior to their maturity date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

Interest Rates.   We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.   Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical CMS Spread Is Not an Indication of the Future CMS Spread

The historical CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of CMS30 and CMS10 will affect the trading price of the Notes, but it is impossible to predict whether the relative values of CMS30 and CMS10 will rise or fall and whether the CMS Spread will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of its affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Principal-Protected Callable Leveraged CMS Spread Notes due 2022 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by TMCC that have a maturity of approximately fifteen years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. Unless we call the Notes, from and including June   , 2007 to but excluding June   , 2009, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the Pricing Date) and, from and including June   , 2009 to but excluding the maturity date, the interest rate on the Notes will be variable and will be reset quarterly at a per annum rate equal to the greater of (i) 50 times an amount equal to CMS30 minus CMS10 and (ii) 0%. During this later period (which begins on June   , 2009), the interest rate on the Notes may equal but will not be less than zero.

If not previously called by us, the Notes mature on June   , 2022. We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning June   , 2008. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes will be unsecured general obligations of TMCC. The Notes will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to quarterly interest periods beginning on or after June   , 2009 is variable and may be zero. During these interest periods, the interest rate is based on the difference between a long-term constant maturity swap rate and a medium-term constant maturity swap rate (as more fully described below). Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by CMS30, to exceed medium-term interest rates, as represented by CMS10, throughout the term of the Notes.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest

Any interest payable on the Notes will be paid in cash quarterly on March   , June   , September    and December    of each year, beginning on September   , 2007 and ending on the maturity date, each an interest payment date. Each three-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed is an interest period. For interest periods beginning on or after June   , 2009, the interest rate will be reset on the second Business Day prior to the beginning of the applicable interest period, which business day we refer to as an “interest determination date.” During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Unless called by us, from and including June   , 2007 to but excluding June   , 2009, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the Pricing Date), and from and including June   , 2009 to but excluding the maturity date, the Notes bear interest during each interest period at a per annum rate equal to the greater of (i) 50 times an amount equal to CMS30 minus CMS10, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference we refer to as the CMS Spread, and (ii) 0%.

If CMS30 is less than or equal to CMS10 on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning June   , 2009. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Hypothetical Interest Payment Examples

The examples below show the hypothetical quarterly interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical quarterly interest payments shown below are on an investment of US$1,000 principal amount of Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical quarterly interest payments shown below are based on various CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.00%	0.00%	$0.00
2	-0.90%	0.00%	$0.00
3	-0.80%	0.00%	$0.00
4	-0.70%	0.00%	$0.00
5	-0.60%	0.00%	$0.00
6	-0.50%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.30%	0.00%	$0.00
9	-0.20%	0.00%	$0.00
10	-0.10%	0.00%	$0.00
11	0.00%	0.00%	$0.00
12	0.10%	5.00%	$12.50
13	0.20%	10.00%	$25.00
14	0.30%	15.00%	$37.50
15	0.40%	20.00%	$50.00
16	0.50%	25.00%	$62.50
17	0.60%	30.00%	$75.00
18	0.70%	35.00%	$87.50
19	0.80%	40.00%	$100.00
20	0.90%	45.00%	$112.50
21	1.00%	50.00%	$125.00

(1)          Hypothetical CMS Spread (CMS30 - CMS10) on the second business day prior to the beginning of the applicable interest period.

(2)          Hypothetical Interest Rate (per annum) for the applicable interest period = the greater of (50 * CMS Spread) and 0%. The per annum rate applicable to a particular interest period is not necessarily indicative of the rate for future interest periods.

(3)          Hypothetical Quarterly Interest Payment on the Note = Hypothetical Interest Rate ÷ 4 * US$1,000.

Determination of the CMS Spread

If a rate for CMS30 or CMS10 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any New York Business Day on which the rate for CMS30 and CMS10 is required, then the Calculation Agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the Calculation Agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of 30 years or 10 years, as the case may be, as of 11:00 am (London time) on such New York Business Day. If at least two such quotations are so provided, CMS30 or CMS10, as the case may be, will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the Calculation Agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of 30 years or 10 years, as the case may be, as of approximately 11:00 am (New York City time) on such London Banking Day. If at least two such rates are so provided, CMS30 or CMS10, as the case may be, will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the New York Business Day is not also a London Banking Day, then CMS30 or CMS10, as the case may be, will be the rate for CMS30 or CMS10, as the case may be, in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on June   , 2008, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Calculation Agent

Citibank, N.A. will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

HISTORICAL DATA ON THE CMS SPREAD

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

CMS Spread

	High	Low
1997
Quarter
First	0.4300%	0.0850%
Second	0.2650%	0.1550%
Third	0.2600%	0.1650%
Fourth	0.2150%	0.0700%
1998
Quarter
First	0.2550%	0.1050%
Second	0.2050%	0.0650%
Third	0.5300%	0.0750%
Fourth	0.5150%	0.2000%
1999
Quarter
First	0.3800%	0.1700%
Second	0.3020%	0.0150%
Third	0.2700%	0.1000%
Fourth	0.3400%	0.1100%
2000
Quarter
First	0.1300%	-0.2380%
Second	0.1270%	-0.1425%
Third	0.0840%	-0.0695%
Fourth	0.1890%	0.0160%
2001
Quarter
First	0.4260%	0.1790%
Second	0.4790%	0.2685%
Third	0.7050%	0.2700%
Fourth	0.6460%	0.2900%
2002
Quarter
First	0.4800%	0.3120%
Second	0.6870%	0.3200%
Third	0.8535%	0.6250%
Fourth	0.9245%	0.7285%

	High	Low
2003
Quarter
First	0.9675%	0.7680%
Second	1.0185%	0.7910%
Third	0.9700%	0.6450%
Fourth	0.8500%	0.6650%
2004
Quarter
First	0.8890%	0.7150%
Second	0.8495%	0.5525%
Third	0.7250%	0.5860%
Fourth	0.7190%	0.5900%
2005
Quarter
First	0.5775%	0.2985%
Second	0.4150%	0.2970%
Third	0.3010%	0.1980%
Fourth	0.2430%	0.1270%
2006
Quarter
First	0.1835%	-0.0040%
Second	0.1545%	0.0615%
Third	0.1325%	0.0575%
Fourth	0.1635%	0.1115%
2007
Quarter
First	0.2265%	0.1168%
Second (through May 31)	0.2190%	0.1620%

The CMS Spread at 11:00 a.m. (New York City time) on June 1, 2007, was 0.1430%.

The following graph shows the daily values of the CMS Spread in the period from January 2, 1997 through May 31, 2007 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary primarily concerns U.S. Holders (as defined in the Prospectus Supplement) who purchase the Notes on the Original Issue Date at the Issue Price and hold the Notes as capital assets, and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a “straddle” or a “hedge” against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount (“OID”), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption “United States Taxation.” Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption “United States Taxation” in the Prospectus Supplement.

U.S. Holders

The Notes will be treated as contingent payment debt instruments and accordingly will be treated as issued with OID. In general, the timing and character of income, gain or loss reported on a contingent payment debt instrument will substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, a U.S. Holder of a Note must include future contingent interest payments in income as that interest accrues based on the “comparable yield” of the Note and differences between projected and actual payments on the Note. Moreover, in general, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary interest income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for U.S. federal income tax purposes, the projected payment schedule for the Notes, as set forth in the following table, will consist of a projected payment (each, a “Projected Payment”) on each interest payment date and at the maturity date.

Interest Payment Date	Projected Payment Per $1,000 Principal Amount at Maturity
September , 2007	$
December , 2007	$
March , 2008	$
June , 2008	$
September , 2008	$
December , 2008	$
March , 2009	$
June , 2009	$
September , 2009	$
December , 2009	$
March , 2010	$
June , 2010	$
September , 2010	$
December , 2010	$
March , 2011	$
June , 2011	$
September , 2011	$
December , 2011	$
March , 2012	$
June , 2012	$
September , 2012	$
December , 2012	$
March , 2013	$
June , 2013	$
September , 2013	$
December , 2013	$
March , 2014	$
June , 2014	$
September , 2014	$
December , 2014	$
March , 2015	$
June , 2015	$
September , 2015	$
December , 2015	$
March , 2016	$
June , 2016	$
September , 2016	$
December , 2016	$
March , 2017	$
June , 2017	$
September , 2017	$
December , 2017	$
March , 2018	$
June , 2018	$

September , 2018	$
December , 2018	$
March , 2019	$
June , 2019	$
September , 2019	$
December , 2019	$
March , 2020	$
June , 2020	$
September , 2020	$
December , 2020	$
March , 2021	$
June , 2021	$
September , 2021	$
December , 2021	$
March , 2022	$
June , 2022	$

This projected payment schedule represents an estimated yield (required to equal the “comparable yield”) on the Notes equal to      % per annum, compounded semiannually. During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that is deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each three-moth period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price, increased by the interest previously accrued on the Note and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. If the amount received on the Note on any interest payment date or at the maturity date exceeds the applicable Projected Payment, a U.S. Holder will generally be required to include any such excess in income as additional ordinary interest income on the applicable interest payment date. Alternatively, if the amount received on the Note on any interest payment date is less than the applicable Projected Payment, the difference will generally be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which such interest payment date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will generally be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the difference that is not treated as an interest offset pursuant to the foregoing rules.

Upon the sale or exchange of a Note prior to maturity, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously accrued on the Note by the U.S. Holder, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. Any taxable gain will be treated as ordinary interest income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the

Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note).

The projected payment schedule (including each Projected Payment) has been determined solely for U.S. federal income tax purposes, and is neither a prediction nor a guarantee of what the actual payment on any interest payment date will be, or that any such amount will even exceed zero. The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each year over the term of the Notes based upon the projected payment schedule for the Notes.

Year	Interest per $1,000 Principal Amount at Maturity
2007	$
2008	$
2009	$
2010	$
2011	$
2012	$
2013	$
2014	$
2015	$
2016	$
2017	$
2018	$
2019	$
2020	$
2021	$
2022	$

Foreign Holders

A Foreign Holder (as defined in the Prospectus Supplement) will not include in gross income for U.S. federal income tax purposes, any amounts with respect to the Notes until the Foreign Holder receives a payment on a Note at the maturity date or with respect to a sale or exchange of the Notes. The amount of any such payment that exceeds the Foreign Holder’s adjusted tax basis for the Notes will be treated as ordinary interest income and will not be subject to U.S. federal income or withholding tax if the Foreign Holder satisfies the requirements for payments of principal and interest (including OID) on a note set forth in the accompanying Prospectus Supplement under the first bullet point under the caption “United States Taxation—Material United States Tax Considerations for Foreign Purchasers.”

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions of a Terms Agreement to be entered into between TMCC and Citigroup Global Markets Inc. (such agreement, the “Terms Agreement”) under the Third Amended and Restated Distribution Agreement dated as of March 7, 2006 among TMCC and Merrill Lynch, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation (such agreement, together with the Terms Agreement, the “Distribution Agreement”), Citigroup Global Markets Inc., acting as principal, has agreed to purchase all of the Notes at 100% of the Principal Amount. Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. is committed to take and pay for all of the Notes, if any are taken.

Citigroup Global Markets Inc. will purchase the Notes from TMCC at a price of US $1,000 per Note and expects to sell some of the Notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed $      per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $      per Note on sales to certain other dealers.

Under the terms and subject to the conditions of the Distribution Agreement, Citigroup Global Markets Inc. has agreed to comply with the following additional selling restrictions: (i) it will comply with all applicable laws and regulations known by it, or that should have reasonably been known by it, in each jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes the Prospectus or Prospectus Supplement, any applicable permitted free writing prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and TMCC shall have no responsibility therefor, and (ii) it will not offer, sell or deliver any of the Notes directly or indirectly, or distribute any such offering material in or from any jurisdiction except under circumstances which will result in compliance with applicable laws and regulations and which will not impose any obligation on TMCC.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require TMCC to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

Citigroup Global Markets Inc. has represented and agreed that:

•  it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•       it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•       no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)          a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)         a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)            the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)        no consideration is or will be given for the transfer; or

(iii)    the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ADDITIONAL CONSIDERATIONS

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and to hedge market risks of TMCC associated with its obligation to pay interest on the Notes.

To provide a hedge to TMCC, an affiliate of Citigroup Global Markets Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount of $         during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Citigroup.

Citigroup Global Markets Inc. will pay its financial consultants that sell the Notes to investors a commission of up to   % of the principal amount of the Notes sold.